SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 20)

Lexington Precision Corporation

(Name of Issuer)

Common Stock, par value $.25 per share

(Title of Class of Securities)

529529109

(CUSIP Number)

Mr. Warren Delano

Lubin, Delano & Company

767 Third Avenue

New York, New York 10017

Phone: (212) 319-4650

Fax: (212) 319-4659

With a copy to:

Richard F. Langan, Jr., Esq.

Nixon Peabody LLP

437 Madison Avenue

New York, New York 10022

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 18, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 529529109

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Warren Delano

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC, PF, 00 (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,296,793 (See Item 5)

8 SHARED VOTING POWER 89,062 (See Item 5)

9 SOLE DISPOSITIVE POWER 1,296,793 (See Item 5)

10 SHARED DISPOSITIVE POWER 89,062 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,385,855 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.7%

14	TYPE OF REPORTING PERSON (See Instructions)
IN

CUSIP No. 529529109

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Michael A. Lubin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC, PF, 00 (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,427,180 (See Item 5)

8 SHARED VOTING POWER 89,062 (See Item 5)

9 SOLE DISPOSITIVE POWER 1,427,180 (See Item 5)

10 SHARED DISPOSITIVE POWER 89,062 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,446,242

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
Does not include 70,000 shares of Common Stock owned by the Reporting Person’s two sons, each of whom owns 35,000 shares, with respect to which the Reporting Person acts as a custodian under UGMA and disclaims beneficial ownership.

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
30.0%

14	TYPE OF REPORTING PERSON (See Instructions)
IN

CUSIP No. 529529109	Page 4 of 7

This statement constitutes Amendment No. 20 to the Schedule 13D filed with the Securities and Exchange Commission on behalf of Warren Delano and Michael A. Lubin, as amended (the “Schedule 13D”), with respect to the common stock, $.25 par value per share (“Common Stock”), of Lexington Precision Corporation, a Delaware corporation (the “Issuer”). Capitalized terms not otherwise defined herein shall have the respective meanings ascribed thereto in the Schedule 13D.

Other than as set forth herein, there has been no material change in the information set forth in Items 1, 2, 3, 4, 5, 6 and 7 of the Schedule 13D.

Item 3.    Source and Amount of Funds or Other Consideration.

The response of Messrs. Delano and Lubin to Item 3 is hereby amended and supplemented by adding the following to Item 3:

On July 10, 2002, the Issuer commenced an exchange offer (the “Exchange Offer”) to holders of its 12¾% Senior Subordinated Notes due February 1, 2000 (the “Old Notes”). On March 7, 2003, the Issuer amended certain terms and conditions of the Exchange Offer (the “Amended Exchange Offer”). On September 18, 2003, the Issuer further supplemented and amended the terms and conditions of the Amended Exchange Offer (the “Exchange Offer Supplement”). The Amended Exchange Offer, as further amended by the terms and conditions of the Exchange Offer Supplement, offers to holders of the Olds Notes the exchange of their Old Notes for units, consisting of new 12% Senior Subordinated Notes due August 1, 2009 (the “New Notes”) and ten warrants to purchase Common Stock in respect of each $1,000 principal amount of New Notes issued.

Pursuant to the Exchange Offer, Messrs. Delano and Lubin and their associates and affiliates tendered all of the Old Notes held by them, in the aggregate principal amount of $1,500,000. Messrs. Delano and Lubin and their associates and affiliates do not intend to withdraw their tendered Old Notes under the Amended Exchange Offer. Under the Amended Exchange Offer, they will receive, in exchange for the Old Notes tendered, units, consisting of $2,301,656.25 principal amount of New Notes and 23,017 warrants to purchase Common Stock, assuming the Amended Exchange Offer, as further amended by the terms and conditions of the Exchange Offer Supplement, is consummated on October 10, 2003.

Messrs. Delano and Lubin have also agreed, upon the consummation of the Amended Exchange Offer, to exchange all of the Issuer’s $346,667 aggregate outstanding principal amount of 14% Junior Subordinated Notes due November 1, 2003 (the “Old Junior Notes”) held by them for (1) 99.693 shares of the Issuer’s Common Stock, in satisfaction of the interest accrued on the Old Junior Notes, and (2) units, consisting of $346,667 aggregate principal amount of 13% Junior Subordinated Notes due November 1, 2009 (the “New Junior Notes”), and 3,467 warrants to purchase Common Stock, assuming the Amended Exchange Offer, as further amended by the terms and conditions of the Exchange Offer Supplement, is consummated on October 10, 2003.

The number of shares of Common Stock beneficially owned by Mr. Delano individually and by Mr. Lubin individually will not change as an immediate consequence of the tender under the Amended Exchange Offer. Promptly upon the closing of the Amended Exchange Offer and

CUSIP No. 529529109	Page 5 of 7

the issuance of the 99.693 shares of the Issuer’s Common Stock to Messrs. Delano and Lubin, an amended Schedule 13D will be filed to report the change in the number of shares of Common Stock beneficially owned by Messrs. Delano and Lubin.

No funds are expected to be used by Messrs. Delano and Lubin in order to effect the tender of the Old Notes and the Old Junior Notes.

Item 4     Purpose of the Transaction.

The tender of the Old Notes for units, consisting of the New Notes and warrants to purchase Common Stock and the exchange of the Old Junior Notes for shares of Common Stock and units consisting of the New Junior Notes and warrants to purchase Common Stock, is being made by Messrs. Delano and Lubin and their associates and affiliates, for the purpose of consummating the financial restructuring of the Issuer contemplated by the Amended Exchange Offer as further amended by the terms and conditions of the Exchange Offer Supplement. See Item 3 above to this Amendment No. 20, which is incorporated herein by reference.

The Exchange Offer was commenced by the Issuer after the filing of a Form T-3 with the Securities and Exchange Commission (the “Commission”) on July 10, 2002. The terms of the Exchange Offer were amended pursuant to a Form T-3 filed with the Commission on March 7, 2003 and further supplemented pursuant to a Form T-3 filed with the Commission on September 18, 2003. The Exchange Offer Supplement was announced by the Issuer in a press release dated September 18, 2003 that was filed with the Commission as Exhibit 99.1 to a Form 8-K on September 18, 2003.

Item 5.    Interest in Securities of the Issuer.

The response of Messrs. Delano and Lubin to Item 5 is hereby deleted in its entirety and replaced with the following:

(a)  Mr. Delano may be deemed to beneficially own 1,385,855 shares of Common Stock, or 28.7% of the Issuer’s Common Stock and Mr. Lubin may be deemed to beneficially own 1,446,242 shares of Common Stock, or 30.0% of the Issuer’s Common Stock (in each case, based upon the 4,828,036 shares of Common Stock outstanding as of September 18, 2003, as reported in the Issuer’s Form 10-Q for the quarter ended June 30, 2003). Mr. Lubin disclaims beneficial ownership of 70,000 shares of Common Stock, which are owned by his two sons, each of whom owns 35,000 shares, with respect to which Mr. Lubin acts as a custodian under UGMA.

(b)  Mr. Delano may be deemed to have sole power to vote shares and dispose of shares with respect to 1,296,793 shares of Common Stock which may be deemed to be beneficially owned by him and shared power to vote shares and dispose of shares with respect to 89,062 shares of Common Stock which may be deemed to be beneficially owned by him. Mr. Lubin may be deemed to have sole power to vote shares and dispose of shares with respect to 1,357,180 shares of Common Stock which may be deemed to be beneficially owned by him and shared power to vote shares and dispose of shares with respect to 89,062 shares of the Common Stock which may be deemed to be beneficially owned by him.

CUSIP No. 529529109	Page 6 of 7

(c)  For a description of transactions by Messrs. Delano and Lubin in the Issuer’s Common Stock effected during the past 60 days, see Item 3 of this Statement.

(d)  Not applicable.

(e)  Not applicable.

Item 6.    Contracts, Arrangements Understandings or Relationships With Respect to Securities of the Issuer.

See Items 3 and 4 of this Amendment No. 20, which are incorporated herein by reference.

Item 7.    Materials to be Filed as Exhibits.

99.1 Joint Filing Agreement

CUSIP No. 529529109

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: September 18, 2003

/S/ WARREN DELANO
Warren Delano

/S/ MICHAEL A. LUBIN
Michael A. Lubin